EXHIBIT 99.1

Election to Equinor's board of directors

In a meeting in the Corporate Assembly of Equinor ASA (OSE:EQNR, NYSE:EQNR) on 5 June 2018 Anne Drinkwater and Jonathan Lewis were elected as new members to Equinor's board of directors.

Furthermore, the nomination committee re-elected Jon Erik Reinhardsen as chair and Roy Franklin as deputy chair of the board in addition to re-election of Jeroen van der Veer, Wenche Agerup, Bjørn Tore Godal and Rebekka Glasser Herlofsen as shareholder-elected members of the board of directors.

Anne Drinkwater was employed with BP in the period 1978 to 2012, holding a number of different leadership positions in the company. In the period 2009 to 2012 she was chief executive officer of BP Canada. A British citizen, she has extensive international experience, including being responsible for operations in the US, Norway, Indonesia, the Middle East and Africa. Through her career Drinkwater has acquired a deep understanding of the oil and gas sector, holding both technical roles, and more distinct business responsibilities.

In recent years she has served on the board of Tullow Oil plc in England and Aker Solutions ASA in Norway. She has now stepped out of these boards. Through her role as managing director of BP Norway and board position at Aker Solutions she has acquired a good understanding of the Norwegian oil and gas sector.

Jonathan Lewis joined as Chief Executive Officer to Capita in December 2017; having previously spent 30 years working for large multi-national companies in technology-enabled industries. Lewis came to Capita from Amec Foster Wheeler plc, a global consulting, engineering and construction company, where he was CEO from 2016-2017. Prior to this, he held a number of senior leadership positions at Halliburton, where he was employed in the period 1996 to 2016. Lewis has a PhD, Reservoir Characterisation. A British citizen, he has broad international experience, including from Norway.

Lewis has previously held several directorships within technology and the oil and gas industry and has an existing board membership with Heriot-Watt University, Industrial Advisory Board.

The election of shareholder-elected members to the board of directors enters into effect from 1 July 2018 and is effective until the ordinary election of shareholder-elected members to the board of directors in 2019.

Contacts:

  Tone Lunde Bakker, chair of the nomination committee
  All enquiries to be directed through Equinor Corporate Press Office, Bård Glad Pedersen, +47 918 01 791.

 This information is subject of the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.